Amendment No. 3 to Prospectus Supplement dated March 27, 2014 (to Prospectus dated March 13, 2014)	Filed pursuant to Rule 424(b)(5) File No. 333-193336

ZION OIL & GAS, INC.

This Amendment No. 3 to Prospectus Supplement amends the Prospectus Supplement dated March 27, 2014 (“Original Prospectus Supplement”) as supplemented on May 30, 2014 (“Amendment No. 1 to Prospectus Supplement”) as supplemented on July 31, 2014 (“Amendment No. 2 to Prospectus Supplement”). This Amendment No. 3 to Prospectus Supplement should be read in conjunction with the Original Prospectus Supplement and the base Prospectus effective March 27, 2014 and Amendment No. 1 and Amendment No. 2. This Amendment No. 3 is incorporated by reference into the Original Prospectus Supplement. This Amendment No. 3 is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus Supplement, including any amendments or supplements thereto.

Investing in our common stock is risky. See "Risk Factors" commencing at page S-12 of the Prospectus to read about the risks that you should consider before buying shares of our stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

New Unit Option under the Unit Program

Under our Dividend Reinvestment and Common Stock Purchase Plan (the “Plan”), we are offering a new Unit Option with the termination of the prior Unit Option that ended on December 31, 2014, as further referenced in Amendment No. 1 of our Unit Program. Our Unit Program continues with a different Unit Option of a combination of common stock, warrants, time periods and unit price, but otherwise the same Unit Program features, conditions and terms in the Prospectus Supplement and Amendment No. 2 apply.  We are offering under our Unit Program beginning February 2, 2015 and terminating May 4, 2015, a new 90-day Unit Option to purchase Units of our securities where each Unit (priced at $4.00) is comprised of one (1) share of Common Stock and three (3) Common Stock purchase warrants. Each warrant affords the investor or stockholder the opportunity to purchase one share of our Common Stock at a warrant exercise price of $1.00. Each of the three warrants per Unit will have a different expiration date.

We have filed an application with NASDAQ to list the three warrants on the NASDAQ Global Market under the symbols “ZNWAB,” “ZNWAC,” and “ZNWAD;” however, no assurance can be provided that the warrants will be approved for listing on the NASDAQ Global Market.

The warrants will first become exercisable and tradable on June 5, 2015, which is the 31st day following the Unit Option Termination Date (i.e., on May 4, 2015) and continue to be exercisable through June 6, 2016 for ZNWAB (1 year), June 5, 2017 for ZNWAC (2 years) and June 4, 2018 for ZNWAD (3 years), respectively, at a per share exercise price of $1.00. The Unit is priced at $4.00 per Unit and no change will be made to the warrant exercise price of $1.00 per share.

Accordingly, all references in the Original Prospectus Supplement and Amendment No. 1, concerning the Unit Option that terminated on December 31, 2014, are hereby deleted and replaced with a new Unit Option as described above. Except for the substitution of a new Unit Option above, all other features, conditions and terms of the Plan remain unchanged.

The date of this Amendment No. 3 to Prospectus Supplement is January 13, 2015.